Exhibit 99.1

DiVall Insured Income Properties 2, L.P.

Quarterly News

A Publication of The Provo Group, Inc.	November 13, 2015

Q3 2015 Distribution will be	Distribution Highlights…
$2.59 per unit, as budgeted
	●	$120,000 ($2.59 per unit) will be distributed for the third quarter of 2015 on November 13, 2015.

The third quarter of 2015 distribution will be about $2.59 per unit, or $120,000 in total, as budgeted. It will be mailed out to investors on November 13, 2015.	●	The partnership initially raised $46,280,300 from investors in the early 1990’s and after offering costs (legal, marketing, etc.), had $39,358,468 to invest in restaurant assets. Since then, from both operations and strategic sales, the partnership has distributed $74,827,268 to investors.

The Partnership owns eleven properties which are located in a total of four states. The properties are fully leased, on a triple net basis (tenants pay all property-related expenses), and operated as eleven separate restaurants – nine Wendy’s restaurants, an Applebee’s, and a KFC. All of the tenants are performing in accordance with the terms of their leases and no leases will be expiring until the fourth quarter of 2016. Only 3 leases will be up for renewal in the next 6 years.

Additional financial information can be accessed…

For further Quarterly 2015 unaudited financial information, see the Partnership’s interim financial reports filed on form 10-Q. A copy of these filings and other public reports can be viewed and printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov. The Partnership’s 2014 Annual Report on Form 10-K was filed with the SEC on March 30, 2015; the report can also be accessed via the websites listed.

Each of the tenant leases has a percentage rent provision which provides for additional rents to become due at the end of each year based on a percentage of sales above a specified sales breakpoint. The rents are accrued during the calendar year, then billed out in January of the following year. The cash generated from 2015 percentage rents will be collected in January 2016 and distributed to the Limited Partners on May 15, 2016. For the years 2013 and 2014, $525,000 ($11.34 per unit) and $550,000 ($11.88 per unit) were distributed from percentage rents on May 15, 2014 and May 15, 2015, respectively.

Inside This Issue

2     Questions & Answers

2     Contact Information

FORWARD LOOKING STATEMENT

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of November 1, 2015, the date this newsletter was sent for printing and mail assembly The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

DiVall Insured Income Properties 2, L.P.

QUESTIONS & ANSWERS

●	When can I expect to receive my next distribution mailing?

Your distribution correspondence for the Fourth Quarter of 2015 is scheduled to be mailed on February 15, 2016.

●	When did the Partnership mail the 2014 K-1’s?

2014 K-1’s were mailed to investors in the first week March of 2015.

●	What was the estimated December 31, 2014 Net Unit Value (“NUV”)?

Management has estimated the December 31, 2014 Net Unit Value of each interest of the Partnership to approximate $330. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

●	an investor would be able to resell his or her units at this estimated NUV;

●	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NUV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

●	the Partnership’s units would trade at the estimated NUV per unit in a secondary market; or

●	the methodology used to estimate the Partnership’s NUV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

●	How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?

Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

●	What is the meaning of the word “Insured” in the name of this investment?

In the offering materials from the late 1980’s, sponsored by the former general partners, there was a representation (but no “guarantee”) that the Partnership would seek to insure rents from vacant properties. Although, there was some initial availability of very restrictive and limited (one year) insurance, that availability vanished in the early 1990’s.

In other words, the former general partners were “fast and loose” with professing the concept of “Insured” and the next and final partnership they sold did not use the term in the investment’s name.

●	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.

●	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

●	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE: 1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX: 1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DiVall Insured Income Properties 2, L.P.